                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                    FORM 11-K


                   [X] ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2000

                                       OR

                 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
                      OF THE SECURITIES EXCHANGE ACT OF 1934

              For the transition period from           to

                         Commission File Number: 1-9047

                           A. Full title of the Plan:

                 The Rockland Trust Company Employee Savings and
                          Profit Sharing Plan and Trust

              B. Name of the issuer of the securities held pursuant
                               to the Plan and the
                         Address of its principal office:

                              Independent Bank Corp.
                                288 Union Street
                           Rockland, Massachusetts 02370

                            As filed on June 29, 2001

THE ROCKLAND TRUST COMPANY
EMPLOYEE SAVINGS AND PROFIT SHARING
PLAN AND TRUST

Financial Statements and Supplemental Schedule as of December 31, 2000 and 1999
Together with Auditors' Report

INDEX



                                                                                                                    Page
Report of Independent Public Accountants                                                                              1

Statements of Net Assets Available for Benefits as of December
31, 2000 and 1999                                                                                                     2

Statement of Changes in Net Assets Available for Benefits for
the Year Ended December 31, 2000                                                                                      3

Notes to Financial Statements                                                                                       4-9

Schedule of Assets Held for Investment Purposes at
End of Year                                                                                                          10

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the 401(k) Committee of
The Rockland Trust Company Employee Savings and
Profit Sharing Plan and Trust:

We have audited the accompanying statements of net assets available for benefits of The Rockland Trust Company Employee Savings and Profit Sharing Plan and Trust as of December 31, 2000 and 1999 and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999 and the changes in its net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.





Boston, Massachusetts
May 10, 2001

THE ROCKLAND TRUST COMPANY EMPLOYEE SAVINGS AND PROFIT
SHARING PLAN AND TRUST

Statements of Net Assets Available for Benefits as of December 31, 2000 and 1999



                                                                                           2000              1999
Assets:
   Investments, at fair value (Notes 2 and 3)-
     Collective investment trusts                                                     $     4,369,054  $     4,555,687
     Personal access fund                                                                      51,207           39,445
     Common stocks                                                                          3,416,018        3,422,949
     Mutual funds-
       Bonds                                                                                  184,114              805
       Equity                                                                              11,336,325       12,609,350
     Loans to participants                                                                    579,678          456,266
                                                                                      ---------------  ---------------
                                                                                           19,936,396       21,084,502

   Cash                                                                                        13,802           31,661
                                                                                      ---------------  ---------------
         Total assets                                                                      19,950,198       21,116,163
                                                                                      ---------------  ---------------
Net Assets Available for Benefits                                                     $    19,950,198  $    21,116,163
                                                                                      ===============  ===============


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

THE ROCKLAND TRUST COMPANY EMPLOYEE SAVINGS AND PROFIT
SHARING PLAN AND TRUST

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2000



Additions:
   Additions to net assets attributed to-
     Investment (loss) income-
       Net depreciation in fair value of instruments                                                   $    (3,154,571)
       Interest and dividends                                                                                1,039,506
                                                                                                       ---------------
                                                                                                            (2,115,065)
   Contributions:
     Participant                                                                                             2,014,205
     Employer                                                                                                  451,833
                                                                                                       ---------------
                                                                                                             2,466,038
                                                                                                       ---------------
         Total additions                                                                                       350,973

Deductions:
   Deductions from net assets attributed to-
     Benefits paid to participants                                                                           1,516,938
                                                                                                       ---------------
         Total deductions                                                                                    1,516,938
                                                                                                       ---------------
         Net decrease                                                                                       (1,165,965)

Net Assets Available for Benefits:
   Beginning of year                                                                                        21,116,163
                                                                                                       ---------------
   End of year                                                                                         $    19,950,198
                                                                                                       ===============


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

THE ROCKLAND TRUST COMPANY EMPLOYEE SAVINGS
AND PROFIT SHARING PLAN AND TRUST

Notes to Financial Statements
December 31, 2000



(1)     DESCRIPTION OF THE PLAN

       The following description of The Rockland Trust Company (Company) Employee Savings and Profit Sharing Plan and Trust (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

       (a)    GENERAL

              The Plan is a defined contribution plan that is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

              The Plan was created on September 9, 1971 and restated effective January 1, 1989. Effective January 1, 1994, the Plan was amended to include provisions of the Internal Revenue Code (IRC) Section 401(k) and the Tax Reform Act of 1986. Other subsequent amendments have also been made to the Plan. The Plan covers employees of the Company who meet specified eligibility requirements. Effective August 1, 1999, ScudderKemper Investments became the custodian and trustee of the Plan. A new plan document was also adopted effective August 1, 1999.

       (b)    ELIGIBILITY

              An employee becomes a participant in the Plan upon completion of one year of service (1,000 or more hours of service during the plan year). In order to share in the Company's contribution to the Plan for any year, a participant must:

              1.     Have worked 1,000 or more hours during the year.

              2. Be employed by the Company on the last business day of the year. However, those participants whose employment terminated during the year because of retirement under the Company's retirement plan or because of disability, death or for any reason after the attainment of age 65 shall share in the Company's contribution.

       (c)    CONTRIBUTIONS

              Each year, employees who participate in the Plan may contribute up to 15% of their salary (6% as a basic elective deferral and 9% as a supplementary elective deferral), on a pretax basis, and up to an additional 10% of their salary on an after-tax basis. The Company matches pre-tax contributions equal to 50% of a participant's basic elective deferral. The Company may also make discretionary profit sharing contributions. No such discretionary contributions were made in 2000.

       (d)    BENEFITS AND VESTING

              Participants are immediately 100% vested in all contributions plus actual earnings thereon upon eligibility.

THE ROCKLAND TRUST COMPANY EMPLOYEE SAVINGS
AND PROFIT SHARING PLAN AND TRUST

Notes to Financial Statements
December 31, 2000


              Upon termination of service due to death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant's interest in his or her account. The form of payment is a lump-sum distribution (rollover treatment, if eligible), a stream of payments to be paid in monthly installments over a 10- to 15-year period, or installment payments in a fixed amount.

       (e)    PARTICIPANTS' ACCOUNTS

              Each participant's account is credited with the participant's contribution and allocations of (i) the Company's contribution and
              (ii) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

       (f)    INVESTMENT OPTIONS

              Participants are offered 11 investment portfolios into which they can direct their contributions.

              Employer matching contributions are allocated among options in the same percentages as the employee contributions. A description of each investment option is provided below:

                     SCUDDER STABLE VALUE FUND

                     This fund seeks to provide principal stability, a competitive yield and reliable liquidity from a portfolio of high-quality instruments, including guaranteed insurance contracts (GICs), bank investment contracts (BICs), synthetic contracts, private placements and cash equivalents.

                     SCUDDER STOCK INDEX FUND

                     This fund seeks to match the total return of the Standard & Poor's (S&P) 500 Stock Index. The S&P 500 is an index of 500 common stocks of U.S. companies that is often used as a benchmark for the U.S stock market.

                     PERSONAL ACCESS FUND

                     This is an investment option that provides investment flexibility to participants by enabling them to set up their own brokerage account through State Street Brokerage. It allows participants to buy and sell other securities and/or mutual funds not available through the Plan. The participant pays all brokerage fees.

                     SCUDDER INCOME FUND

                     This mutual fund seeks high current income by investing primarily in high-grade corporate bonds.

THE ROCKLAND TRUST COMPANY EMPLOYEE SAVINGS
AND PROFIT SHARING PLAN AND TRUST

Notes to Financial Statements
December 31, 2000


                     SCUDDER BALANCED FUND

                     This mutual fund seeks a balance of growth and current income as well as long-term preservation of capital through a diversified portfolio of stocks of larger, seasoned companies.

                     SCUDDER LARGE COMPANY GROWTH FUND

                     This mutual fund seeks to provide long-term growth of capital through investing primarily in the equity securities of seasoned, financially strong U.S. companies.

                     JANUS MERCURY FUND

                     This mutual fund seeks long-term growth of capital primarily through investments in the common stock of issuers of any size, which may include well established issuers and/or smaller emerging-growth companies.

                     JANUS OVERSEAS FUND

                     This mutual fund seeks long-term growth of capital by investing primarily in the common stocks of companies outside the United States.

                     JANUS TWENTY FUND

                     This mutual fund seeks long-term growth of capital, primarily through investments in a core position of 20-30 common stocks of U.S and foreign issuers of any size.

                     SCUDDER VALUE FUND

                     This mutual fund seeks long-term growth of capital by investing primarily in common stocks of medium to large U.S. companies that are considered "undervalued."

                     INDEPENDENT BANK CORP. STOCK

                     This investment is exclusively in the common stock of Independent Bank Corp., the parent company of Rockland Trust Company.

THE ROCKLAND TRUST COMPANY EMPLOYEE SAVINGS
AND PROFIT SHARING PLAN AND TRUST

Notes to Financial Statements
December 31, 2000


       (g)    LOANS TO PARTICIPANTS

              Participants may borrow from their fund accounts a minimum loan amount of $500 up to a maximum of $50,000 (reduced by the highest outstanding loan balance in the previous 12 months) or 50% of the participants' account balances, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates that range from 8.5% to 9.50%, as determined by the plan administrator, which are commensurate with local prevailing rates. Loans must be repaid within five years; however, loans for the purchase of a primary residence must be repaid within 30 years.

       (h)    PRIORITIES OF THE PLAN UPON TERMINATION

              Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, the Trustee shall liquidate the entire investment in the Plan after payment of all expenses and after proportional adjustment of accounts to reflect such expenses, portfolio losses or profits, and reallocations to the date of liquidation. Each participating employee, retired participating employee, and beneficiary of each deceased participating employee shall be entitled to receive any amounts outstanding to the credit of the participating employee's account as of the date of liquidation.

(2)      ACCOUNTING POLICIES

       (a)    BASIS OF ACCOUNTING

              The accompanying financial statements are prepared on the accrual basis of accounting. Contributions, interest and other income are recorded as earned on the accrual basis.

       (b)    EXPENSES

              The Company pays all expenses of the Plan at the option of the Company.

       (c)    USE OF ESTIMATES

              The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

       (d)    INVESTMENT VALUATION AND INCOME RECOGNITION

              The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.

THE ROCKLAND TRUST COMPANY EMPLOYEE SAVINGS
AND PROFIT SHARING PLAN AND TRUST

Notes to Financial Statements
December 31, 2000


              Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

              The variety of investment options are exposed to various risks, such as interest rate risk, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

(3)    INVESTMENTS

              The following presents investments in the accompanying statements of net assets available for benefits for which the market value exceeded 5% of the Plan's net assets as of plan years ended December 31, 2000 and 1999:

             DESCRIPTION OF INVESTMENT                MARKET VALUE

-----------------------DECEMBER 31, 2000----------------------------

Scudder Balanced Fund                                $     4,462,853
Independent Bank Corp. Stock                               3,416,018
Scudder Stock Index Fund                                   3,141,655
Scudder Large Company Growth Fund                          2,816,116
Janus Mercury Fund                                         2,376,312
Scudder Stable Value Fund                                  1,227,399

-----------------------DECEMBER 31, 1999----------------------------

Scudder Balanced Fund                                $     5,081,466
Scudder Large Company Growth Fund                          3,555,652
Scudder Stock Index Fund                                   3,481,529
Independent Bank Corp. Stock                               3,422,949
Janus Mercury Fund                                         2,573,883
Scudder Stable Value Fund                                  1,074,158

During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $3,154,571, as follows:

Collective investment trusts         $      (322,398)
Mutual funds--Bonds                            3,486
Mutual funds--Equity                      (2,831,549)
Common stock                                  (4,110)
                                     ---------------
         Total depreciation, net     $    (3,154,571)
                                     ===============

THE ROCKLAND TRUST COMPANY EMPLOYEE SAVINGS
AND PROFIT SHARING PLAN AND TRUST

Notes to Financial Statements
December 31, 2000


(4) TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated March 15, 1995 that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

THE ROCKLAND TRUST COMPANY EMPLOYEE SAVINGS AND PROFIT
SHARING PLAN AND TRUST

Schedule of Assets Held for Investment Purposes at End of Year
Plan No.:  002
E.I.N.:  04-1782600

                                                                                              DECEMBER 31, 2000
                                                                                       SHARES/UNITS
                               ISSUER AND DESCRIPTION                                      OWNED        CURRENT VALUE
Collective Investment Trusts:
   Scudder Stable Value Fund*                                                         $     1,227,399  $     1,227,399
   Scudder Stock Index Fund*                                                                   84,408        3,141,655
                                                                                      ---------------  ---------------
                                                                                            1,311,807        4,369,054

Personal Access Fund:
   Cash and cash equivalents-
     SSGA Money Market Fund, 6.28%                                                             18,485           18,485

   Common stock-
     Black & Decker Corp.                                                                          80            3,140
     Broadvision, Inc.                                                                             30              354
     Walt Disney Co.                                                                               30              868
     Exodus Communications, Inc.                                                                   25              500
     Home Depot, Inc.                                                                              85            3,883
     Intel Corp.                                                                                   60            1,804
     Microsoft Corp.                                                                               10              434
     Motorola, Inc.                                                                               100            2,025
     NASDAQ 100 Tr Unit Ser 1                                                                     100            5,475
     Oracle Corp.                                                                                 100            2,906
     Pitney Bowes, Inc.                                                                           100            3,313
     Razorfish, Inc.                                                                              600              975
     Verizon Communications                                                                        10              501
     Wal Mart Stores, Inc.                                                                         25            1,328
     Worldcom, Inc.                                                                               200            2,813
     Check Point Software Tech Ltd.                                                                10            1,336

   Mutual funds-
     Gabelli Growth Shares                                                                         22              823
     Janus Orion Fund                                                                              35              244
                                                                                      ---------------  ---------------
                                                                                               20,107           51,207

Common Stocks:
   Independent Bank Corp. Stock Fund:
     Independent Bank Corp. Mass.*                                                            277,469        3,416,018

Mutual Funds--Bonds:
   Scudder Income Fund*                                                                        14,682          184,114

Mutual Funds--Equity:
   Scudder Balanced Fund*                                                                     231,836        4,462,853
   Scudder Large Company Growth Fund*                                                          85,053        2,816,116
   Janus Mercury Fund                                                                          80,091        2,376,312
   Janus Overseas Fund                                                                         35,241          935,293
   Janus Twenty Fund                                                                           11,607          636,051
   Scudder Value Fund*                                                                          4,305          109,700
                                                                                      ---------------  ---------------
                                                                                              448,133       11,336,325

Loan Fund:
   Loans to participants, interest rates from 8.50% to 9.50%*                                       -          579,678
                                                                                      ---------------  ---------------
         Total investments held at December 31, 2000                                  $     2,072,198  $    19,936,396
                                                                                      ===============  ===============

*REPRESENTS A PARTY-IN-INTEREST TO THE PLAN.


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS SUPPLEMENTAL SCHEDULE.